

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2021

Michael Lisman
Chief Financial Officer
TransDigm Group INC
1301 East 9th Street
Suite 3000
Cleveland, OH 44114

> **Re: TransDigm Group INC**
> **Form 10-K for Fiscal Year Ended September 30, 2020**
> **Filed November 12, 2020**
> **File No. 001-32833**

Dear Mr. Lisman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Manufacturing